UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. )

1.	Name of the Registrant:

Everbridge, Inc.

2.	Name of Person Relying on Exemption:

Ancora Alternatives LLC

3.	Address of Person Relying on the Exemption:

6060 Parkland Blvd. Suite #200 Cleveland, Ohio 44124

4.	Written Material. The following written materials are attached:

Press Release, dated May 9, 2022.

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Ancora Alternatives LLC is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Ancora Alternatives LLC and its affiliates.

PLEASE NOTE: Ancora Alternatives LLC is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

ISS Recommends Everbridge Stockholders “WITHHOLD” Support for Chairman Jaime Ellertson and Director Bruns Grayson at 2022 Annual Meeting

A Leading Independent Proxy Advisory Firm Finds Chairman Jaime Ellertson and Nominating and Corporate Governance Committee Chair Bruns Grayson Responsible for Lack of Oversight and Poor Succession Planning

Report from ISS Notes "The Board Will Need to Assure Shareholders That All Available Alternatives Have Been Thoroughly Explored in Order to Rebuild Its Credibility"

Ancora Intends to Withhold Support for Four Incumbents: Messrs. Ellertson, Grayson, D'Amore and Mathy

CLEVELAND--(BUSINESS WIRE)--Ancora Holdings Group, LLC ("Ancora"), a significant stockholder of Everbridge, Inc. (NASDAQ: EVBG) (“Everbridge” or the “Company”), today announced that Institutional Shareholder Services Inc. (“ISS”), a leading independent proxy advisory firm, has recommended stockholders "WITHHOLD" support for Chairman Jaime Ellertson and Chair of the Nominating and Corporate Governance Committee Bruns Grayson at the Company's Annual Meeting of Stockholders scheduled for May 19, 2022.

As a reminder, Ancora intends to withhold support for Messrs. Ellertson and Grayson as well as long-tenured incumbents Richard D'Amore and Kent Mathy.

In its full report, ISS agreed with Ancora's concerns with respect to the Board's value-destructive missteps1:

•	"[…] the sheer magnitude of the value destruction at EVBG demands accountability by the board for what happened."

•	"The key issues raised [in] this contest – the failure to assess the CEO's incentives and potential flight risk in the face of a declining growth environment, and a lack of oversight of management's progress in integrating recent acquisitions – suggest a loss of focus at the board level."

•	"Given that the chairman appears to bear direct responsibility for these issues, the dissident has made a compelling argument that support is not warranted for chair [Jaime] Ellertson."

•	"The sudden impact on share price as a result of departure of a CEO indicates a lack of succession planning on behalf of the board, a responsibility that would fall to the chair of the nominating and corporate governance committee."

•	"Cautionary support is warranted for directors Kent Mathy and Richard D'Amore, as their long tenures indicate they bear some responsibility for the value destruction at EVBG. Shareholder support for this campaign should provide actionable feedback to the board regarding the possible need for thoughtful refreshment ahead of next year's annual meeting."

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1 Permission to quote ISS was neither sought nor obtained. Emphases added.

With respect to Ancora's call for a credible review of strategic alternatives, ISS noted:

•	"[…] given the massive value loss shareholders have experienced, and the execution risks associated with a turnaround under a CEO yet to be identified, the board will need to assure shareholders that all available alternatives have been thoroughly explored in order to rebuild its credibility."

Fredrick D. DiSanto, Chairman and Chief Executive Officer of Ancora, and James Chadwick, President of Ancora Alternatives LLC, commented:

"We are pleased that ISS has recognized the need for change at Everbridge following years of abysmal stockholder returns, concerning conflicts of interest, dismal capital allocation and questionable governance. ISS' recommendation that Everbridge stockholders WITHHOLD support for Chairman Jaime Ellertson and director Bruns Grayson is a strong rebuke of the incumbent Board. We also intend to vote against directors Richard D'Amore and Kent Mathy given their roles in perpetuating the aforementioned issues and apparently resisting stockholders' desire to explore readily available sale options. We continue to believe Everbridge is dramatically undervalued at current share price levels and contend a sale to a well-capitalized acquirer could deliver more than $70 per share.2 We hope this pointed message from ISS is a clear sign to the Board that the status quo is unacceptable, serving as a catalyst for a credible review of alternatives."

About Ancora

Founded in 2003, Ancora Holdings Group, LLC offers integrated investment advisory, wealth management and retirement plan services to individuals and institutions across the United States. The firm's comprehensive service offering is complemented by a dedicated team that has the breadth of expertise and operational structure of a global institution, with the responsiveness and flexibility of a boutique firm. For more information about Ancora, please visit https://ancora.net.

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Ancora is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Ancora and its affiliates.

PLEASE NOTE: Ancora is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

Contacts

Longacre Square Partners

Greg Marose / Bela Kirpalani, 646-386-0091

gmarose@longacresquare.com / bkirpalani@longacresquare.com

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2 Ancora estimate of more than $70 per share reflects approximately 7.5x EV/Sales and comparable public and private transactions in the sector.